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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 4
TO
SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Pursuant to
Section 14(d)(4) of the Securities Exchange Act of 1934
and Information Pursuant to Section 14(f) of the
Securities Act of 1934

DIGITAL ISLAND, INC.
(Name of Subject Company)

DIGITAL ISLAND, INC.
(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25385N 10 1
(CUSIP Number of Class of Securities)

Ruann F. Ernst
Chief Executive Officer and President
Digital Island, Inc.
45 Fremont Street, 12th Floor
San Francisco, California 94105
Telephone: (415) 738-4100
Facsimile: (415) 738-4141

with copies to:
Curtis L. Mo, Esq.
Brobeck, Phleger & Harrison LLP
Two Embarcadero Place
2200 Geng Road
Palo Alto, California 94303
Telephone: (650) 424-0160
Facsimile: (650) 496-2885

and

Eric Simonson, Esq.
Brobeck, Phleger & Harrison LLP
1633 Broadway, 47th Floor
New York, New York, 10019
Telephone: (212) 581-1600
Facsimile: (212) 586-7878

(Names, Addresses and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission on May 21, 2001 and amended on May 31, 2001, June 6, 2001 and June 19, 2001 (the "Schedule 14D-9"), by Digital Island, Inc., a Delaware corporation ("Digital Island"), relating to the tender offer (the "Offer") commenced by Dali Acquisition Corp., a Delaware corporation ("Dali") and an indirect wholly-owned subsidiary of Cable and Wireless plc, a public limited company organized and existing under the laws of England ("Cable and Wireless"), to purchase all of the outstanding shares of our common stock, $0.001 par value (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2001, as amended on May 22, 2001, May 31, 2001, June 6, 2001 and June 19, 2001 (the "Offer to Purchase"), and the related Letter of Transmittal disclosed in a Tender Offer Statement on Schedule TO, dated May 21, 2001, each as amended and filed with the Securities and Exchange Commission. Any capitalized term not defined herein has the meaning ascribed to such term in the Schedule 14D-9 or in the Offer to Purchase.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

    Item 3 of the Schedule 14D-9 is amended and supplemented by the addition of the following:

  Agreements with our Executive Officers

  Christina J. Stumpf

    Pursuant to the terms of the employment agreement between Digital Island, Cable & Wireless and Ms. Stumpf, she has agreed to serve as the Chief Technology Officer of Digital Island. For her services, we will pay Ms. Stumpf an initial annual base salary of $200,000 per year, and she will have the opportunity to earn a target bonus based upon a percentage of her base salary. In addition, Ms. Stumpf will be paid a welcome bonus in the amount of $30,000. Moreover, subject to certain terms and conditions, Ms. Stumpf will be granted the following stock compensation for future services:

    Stock options in shares of Cable & Wireless stock.  Subject to the approval of the Board of Directors of Cable & Wireless and the successful completion of the Offer, Cable & Wireless will grant Ms. Stumpf stock options to purchase 60,000 common shares of Cable & Wireless with an exercise price per share equal to the closing selling price per share on the date of grant. The stock options will vest in accordance with the vesting provisions of the stock option plan pursuant to which the options were granted and the applicable stock option agreement.

    Ms. Stumpf's employment under the terms of her employment agreement will be terminable at will by either the Company or Ms. Stumpf. In addition, if the Company terminates her employment for any reason other than for Cause (as defined in her employment agreement) or if she terminates her employment for Good Reason (as defined in her employment agreement), then (a) she and her dependents would be entitled to continued coverage under the Company's group health plans at Digital Island's full expense for a period of six months after her termination, and (b) she would be entitled to salary continuation payments, at the rate of base salary rate in effect for him at the time of such termination (unless a salary reduction is the Good Reason), for a period of six months after her termination.

    These descriptions of the employment arrangement for ms. Stumpf is qualified in its entirety by reference to the complete text of her form of employment agreement, filed as Exhibit 3.11, hereto and incorporated herein by reference.

Item 8. Additional Information

    Item 8 of the Schedule 14D-9 is amended and supplemented by the addition of the following:

    Pursuant to Article II of the Agreement and Plan of Merger, dated May 14, 2001, by and among Cable and Wireless, Dali and Digital Island, effective upon the acceptance of the Shares for payment pursuant to the Offer, Cable and Wireless was entitled to designate certain persons on our board of directors. Cable and Wireless has informed us that Robert Drolet, Avery Duff, Marc Lefar, Mike McTighe, Don Reed and Graham Wallace are its designees to our board of directors (the "Designees").  As a result, we have taken the following actions with respect to our board of directors:

  •
  In accordance with Article III, Section 1 of our bylaws and Article VI of our Amended and Restated Certificate of Incorporation, we increased the size of our board of directors from seven (7) members to ten (10) members.

  •
  Christos Cotsakos, Robert Marbut and Mary Cirillo-Goldberg (the "Former Directors") have resigned from our board of directors effective July 16, 2001. The directors remaining on our board after the resignation of the Former Directors, but before giving effect to the appointment of the Designees, are Charlie Bass, Ruann F. Ernst, G. Bradford Jones and Shahan Soghikian (the "Remaining Directors").

  •
  In accordance with Article III, Section 2 of our bylaws, the Designees were duly appointed by the Remaining Directors to fill the vacancies on our board of directors. After giving effect to the resignation of the Former Directors and the appointment of the Designees, our board of directors consists of the following persons: Charlie Bass, Robert Drolet, Avery Duff, Ruann F. Ernst, G. Bradford Jones, Marc Lefar, Don Reed, Shahan Soghikian, Mike McTighe and Graham Wallace.

    Information regarding each of the Designees can be found in Annex B to the Schedule 14D-9 in the Section "Designees to the Board of Directors of Digital Island," and Schedule I to the Offer to Purchase in the Section "Information Concerning the Directors and Executive Officers of Cable and Wireless PLC, Cable and Wireless USA, Inc. and Dali Acquisition Corp.," and such information is incorporated herein by reference in its entirety.

Item 9. Exhibits.

    Item 9 of Schedule 14D-9 is hereby amended and supplemented to include the following:

Exhibit Number	Description
3.11	Form of Employment Agreement between Cable and Wireless plc, Digital Island, Inc. and Christina J. Stumpf.

Signature

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 2001	DIGITAL ISLAND, INC.
	By:	/s/ RUANN F. ERNST
Ruann F. Ernst Chief Executive Officer, President and Director

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Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 8. Additional Information
Item 9. Exhibits.
Signature